Exhibit 3.29

STATE OF DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE OF FORMATION

FIRST: The name of the limited liability company is NCP Pasco LLC.

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is the Corporation Service Company.

THIRD: That this Certificate of Formation is intended to become effective, for all purposes, at 11:58 p.m. Eastern Standard Time on the 1st day of March, 2004.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NCP Pasco LLC this 1st day of March, 2004.

By:	/s/ Sara L. Henning
Sara L. Henning, Authorized Person